May 24, 2019

Robert Foster
President and Chief Executive Officer
ContraVir Pharmaceuticals, Inc.
399 Thornall Street, First Floor
Edison, NJ 08837

       Re: ContraVir Pharmaceuticals, Inc.
           Registration Statement on Form S-1
           Filed May 20, 2019
           File No. 333-231604

Dear Dr. Foster:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Dorrie Yale at 202-551-8776 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance
cc:    Jeffrey J. Fessler, Esq.